Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor		Predecessor
	Nine Months Ended	February 13 - September 30, 2010	January 1 - February 12, 2010
	September 30, 2011
Earnings:
Income before income taxes	$3,639	$2,778	$482
Add:
Interest and other fixed charges, excluding capitalized interest	58	55	16
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	184	163	35
Distributed income of investees accounted for under the equity method	4	4	—
Amortization of capitalized interest	—	—	1
Less:
Equity in earnings of investments accounted for under the equity method	13	15	1
Total earnings available for fixed charges	$3,872	$2,985	$533
Fixed charges:
Interest and fixed charges	$70	$64	$17
Reasonable approximation of portion of rent under long- term operating leases representative of an interest factor	184	163	35
Total fixed charges	$254	$227	$52
Ratio of earnings to fixed charges	15.24x	13.15x	10.25x

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